August 7, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission Division of Corporation Finance
Attn: Terence O’Brien
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:   DXP Enterprises, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 0-21513

Ladies and Gentlemen:

Set forth below is the response of DXP Enterprises, Inc. (the “Company,” “we,” “our,” “us”) to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated July 22, 2015 regarding our Form 10-K for the Fiscal Year Ended December 31, 2014.

For ease of reference, we have cited the Staff comments in bold type prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements, page 38

Note 17 – Segment and Geographical Reporting, page 64

1.
We note your response to prior comment 3 from our letter dated June 11, 2015. Please tell us what consideration you gave to including your Supply Chain Services segment revenues in your calculation of service revenues for Rule 5-03(b)(1) of Regulation S-X reporting.

Response:
Service revenues for the Supply Chain Services (“SCS”) segment were not included in our response contained in the letter dated July 10, 2015. Over 90% of SCS segment revenues represent sales of products. Service revenues for the SCS segment were approximately $14 million during 2014.

Service revenues for 2014 and preceding years were less than 10% of total consolidated revenues. In future filings, if revenues from services equal or exceed 10% of total revenues, DXP will show revenue from services separately as required by Item 5-03 of Regulation S-X. A detailed analysis of 2014 service revenues follows (in thousands):

Year Ended December 31, 2014
Safety Service Revenues SCS Service Revenues	$ 95,704 14,050
Pump Service Revenues	13,083
Total Service Revenues	$ 122,837

Total Revenues	$ 1,500,000

Service as % of Total	8.19%

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	The Company many not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:           /S/ Mac McConnell
     Mac McConnell
         Senior Vice President and Chief Financial Officer